SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT RULE 13d-2(a)
(Amendment No. 1)
Ohio Legacy Corp.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
677399107

(CUSIP Number)
Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 4, 2008

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 677399107	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James R. Smail

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		142,125*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		142,125*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

142,125*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

6.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Includes 70,880 Shares held by J.R. Smail, Inc.

CUSIP No. 677399107	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) J.R. Smail, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		70,880

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		70,880

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

70,880

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

3.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 677399107	Page 4 of 6 Pages
Introduction.
     Pursuant to Rule 13d-1(k), this Amendment No. 1 to Schedule 13D is filed by James R. Smail and J.R. Smail, Inc. (“J.R. Smail”), an Ohio corporation, for the purpose of reporting acquisitions of shares of common stock, without par value (the “Shares”), of Ohio Legacy Corp., an Ohio corporation (the “Company”). Mr. Smail is chairman and sole owner of J.R. Smail.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended and supplemented as follows:
     The Shares reported in Item 5(c) as having been acquired by Mr. Smail were acquired for the aggregate purchase price of approximately $95,582 (excluding commissions) with a combination of Mr. Smail’s personal funds and margin debt from The O.N. Equity Sales Company (“O.N. Equity Sales”). The Shares reported in Item 5(c) as having been acquired by J.R. Smail were acquired for the aggregate purchase price of approximately $37,831 with a combination of J.R. Smail’s working capital and margin debt from O.N. Equity Sales. Interest on the margin debt is computed at a select rate above the rate banks charge securities brokers (“call money rate”) and is subject to change, without notice, if the call money rate changes. To the extent permitted by law, O.N. Equity Sales has a lien on certain of the Shares reported herein as having been acquired by Mr. Smail and J.R. Smail.
Item 5. Interest in Securities of the Issuer.
     Items 5(a) and 5(c) are amended and supplemented as follows:
     (a) According to the most recently available filing with the Securities and Exchange Commission by the Company, there are 2,214,564 Shares outstanding.
     Mr. Smail beneficially owns 142,125 Shares, including 70,880 Shares held by J. R. Smail, or 6.4% of the outstanding Shares. J.R. Smail beneficially owns 70,880 Shares, or 3.2% of the outstanding Shares. As chairman and sole owner of J.R. Smail, Mr. Smail may be deemed to beneficially own all of the Shares held by J.R. Smail.
     (c) Since the filing of the original Schedule 13D dated December 20, 2007 (the “Original Schedule 13D”), Mr. Smail purchased 16,267 Shares in open market transactions as set forth below:

		Approximate Per Share Price
Date	Number of Shares	(Excluding Commissions)
1/03/2008	81	$5.10
1/04/2008	997	$5.10
1/23/2008	800	$5.50
1/30/2008	500	$5.50
1/31/2008	500	$5.50
2/05/2008	500	$5.50
2/06/2008	1,500	$5.60

CUSIP No. 677399107	Page 5 of 6 Pages

		Approximate Per Share Price
Date	Number of Shares	(Excluding Commissions)
2/08/2008	89	$5.50
2/08/2008	9,800	$6.00
2/27/2008	500	$6.49
2/27/2007	1,000	$6.50
     Since the filing of the Original Schedule 13D, J.R. Smail purchased 5,880 Shares in open market transactions as set forth below:

		Approximate Per Share Price (Excluding
Date	Number of Shares	Commissions)
2/28/2008	500	$6.48
3/04/2008	800	$6.50
3/10/2008	1,000	$6.49
3/10/2008	1,000	$6.50
3/11/2008	455	$6.50
4/01/2008	2,000	$6.30
4/04/2008	81	$6.63
4/04/2008	44	$6.97
Item 7. Material to be Filed as Exhibits.
     7.1 Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 11, 2008

/s/ James R. Smail

JAMES R. SMAIL, individually

J.R. SMAIL, INC.

/s/ James R. Smail

By: James R. Smail, Chairman

Page 6 of 6 Pages

EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement